Room 4561

September 14, 2006

E. Eugene Sharer
President and Chief Operating Officer
Airbee Wireless, Inc.
9400 Key West Avenue, Suite 100
Rockville, Maryland 20850

Re: Airbee Wireless, Inc.
        Form 10-KSB for the year ended December 31, 2005
        Forms 10-QSB for the quarters ended September 30, 2005, March 31, 2006 and June 30, 2006
        File No. 0-50918

Dear Mr. Sharer:

        We have reviewed the above-referenced filings, your response letter, and the proposed changes to your Form 10-KSB and Form 10-QSB for the quarter ended March 31, 2006 and have the following comments.

Proposed Revisions to Form 10-KSB for the year ended December 31, 2005

General

1. We note various references throughout your periodic filings that you are relying upon the statutory safe harbors provided by the Private Securities Litigation Reform Act. We are unclear why you believe these safe harbors are available given, for example, the exclusion provided in Section 21E(b)(1)(C) of the Exchange Act. Please advise. If these safe harbors are in fact unavailable to you, either eliminate such references or make it clear each time you reference the Act that the safe harbors are unavailable to you.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

2. We note your response to comment 4 of our letter dated June 29, 2006. Your addition of the language in parenthesis does not appear to provide full disclosure of the relationship that investors need to make an informed decision. As drafted, your disclosure could be read that Cornell and Montgomery share a general partner but are unrelated in any other way. Please confirm there are no other relationships that should be disclosed or explained for example, if

Cornell and Montgomery share office space, staff or have any relationships or client sharing agreements.

3. We note your response to comment 8 of our letter dated June 29, 2006. We are unable to locate the opinion letters from Gregg Jaclin that you indicated are attached to your response. Please advise.

Balance Sheet, page 29

4. We note that you have presented a warrant liability of $520,851. Please reconcile this amount to the disclosures in your footnotes that disclose the amount of warrants classified as a liability. Ensure that your disclosure adequately describes your accounting for the amounts classified in this caption.

Note 5. Debt-page 47

5. We note your response to comment No. 2 of our letter dated June 29, 2006. We note that on April 26, 2005, you executed a promissory note for $750,000 to Montgomery Equity Partners, Ltd. and the entire amount was disbursed to the Company upon the date the note was executed. We further note from your disclosures that the promissory note is secured by substantially all the assets of the Company and by shares of common stock of an affiliate of the Company. The settlement agreement dated September 28, 2005 indicates that in the event that the Montgomery Equity Partners is unable to recoup the entire payoff amount through sales of the pledge shares, Montgomery Equity Partners shall be entitled to take any other appropriate action to recover any deficiency in the payoff amount. Thus, it does not appear as though the Company should be removing the entire amount of the liability until Montgomery Equity Partners has sold enough shares to recover their investment and the related interest expense. Tell us how you considered the guidance in paragraph 16 of SFAS 140, which indicates that a debtor shall derecognize a liability if and only if it has been extinguished.   In this regard, a liability is determined to be extinguished if either of the following conditions is met: a) The debtor pays the creditor and is relieved of its obligation for the liability or b) The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. That is, since the company is applying SFAS 5, it appears that you are not relieved or legally released from this debt. Please advise.

Note 6 Promissory Notes – Related Party, page 49

6. We note that you disclose Notes Payable outstanding of $2,126,258 as of December 31, 2005. However, the balance sheet only shows $1,216,738 outstanding as of December 31, 2005. Please reconcile the difference between these amounts.

Note 8 – Stockholders' Equity-page 50

7. We note your response to comment No. 3 of our letter dated June 29, 2006. Your response indicates that you now believe the 592,000 commitment fee shares should have been recorded as a liability rather than as equity at December 31, 2005. We further note from your response that you believe that the warrant commitment fee to purchase 200,000 shares of common stock should have been booked as a liability using the Black-Scholes option pricing model on the date they were issued. Tell us why you believe the fair value of the warrant commitment fee shares ($139,815) should continue to presented as a warrants liability on the December 31, 2005 balance sheet when your response indicates that the SEDA and the registration rights agreement were terminated in October 2005 resulting in the warrant commitment fee shares reverted to equity since EITF 00-19 no longer applies. Provide us with your analysis and tell us whether the commitment fee shares and warrants to purchase common stock should have been accounted for as a liability or derivative instrument in your Forms 10-QSB for the quarters ended June 30, 2005 and September 30, 2005.

Controls and Procedures, page 64

8. We note your response to comment 15 of our letter dated June 29, 2006. Please continue to revise your disclosure to describe in greater detail what is meant by the term "certain accounting and disclosure matters." Please also revise to disclose more specifically the accounting and disclosure matters that led you to conclude you had a material weakness in your internal control over financial reporting.

9. We reissue comment 16 of our letter dated June 29, 2006, in part. Please discuss who first identified internal control (or disclosure control) deficiencies and when they were identified.

10. Please revise your 308(c) disclosure to state that there were changes in your internal controls for the fourth quarter.

Form 10-QSB for the quarter ended June 30, 2006

Controls and Procedures, page 33

11. Your disclosure of your reasons for your disclosure controls and procedures ineffectiveness conclusion, and discussion of your identified material weaknesses should be provided in the same level of detail as in the proposed disclosure to the above-referenced periodic reports, as augmented by comments 7 and 8 of this letter. Please revise.

12. You state that "…executive officers and its controller have worked diligently to correct the disclosures required in this highly complex and technical area and will consult with outside consultants…" However, in disclosure responsive to Item 308(c) of Regulation S-B you state there was no change that materially affected your internal controls. It appears remediation efforts were undertaken during this period pursuant to the cited disclosure. These remediation

measures should be disclosed in specific detail. If no changes occurred you should provide more detail on this fact and discuss the ramifications to investors of not engaging in material remediation efforts to rectify the material weaknesses in your internal control over financial reporting.

<center>*   *   *   *   *</center>

As appropriate, please amend your filings and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Morgan Youngwood at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (954) 713-7700
        Brian A. Pearlman, Esq.
        Arnstein & Lehr LLP